(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This quarter means the first quarter of 2017. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of April 27, 2017. You should also read our audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three-month period ended March 31, 2017 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form (“AIF”), on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, evaluation and development, production, and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)

Gold projects:

•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Certej, in Romania (81%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

1

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

First Quarter Summary Results

Select Consolidated Financial Information and Corporate Developments (1)

•	Profit attributable to shareholders of the Company was $3.8 million ($0.01 per share) in the first quarter of 2017, compared to a loss attributable to shareholders of the Company of $2.5 million ($0.00 per share) in the first quarter of 2016.
•	Gold revenues in the first quarter of 2017, were $90.5 million (2016: $90.5 million from continuing operations; $160.0 million, including sales from discontinued operations) on sales of 74,068 ounces of gold at an average realized gold price of $1,222 per ounce (2016: 74,983 ounces at $1,207 per ounce from continuing operations; 133,467 ounces at $1,198 per ounce, including sales from discontinued operations).
•	At quarter-end the Company reported liquidity of $1,123.9 million, including $873.9 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit.

Select Performance Measures (2)

•	Gold production of 75,172 ounces (2016: 79,892 ounces from continuing operations; 138,215 ounces including discontinued operations).
•	Cash operating costs averaged $466 per ounce (2016: $519 per ounce from continuing operations; $603 per ounce including discontinued operations).
•	All-in sustaining cash costs averaged $791 per ounce (2016: $886 per ounce including discontinued operations).
•	Gross profit from gold mining operations of $37.0 million (2016: $32.1 million from continuing operations; $41.2 million including discontinued operations).
•	Adjusted net earnings of $8.0 million ($0.01 per share) compared to an adjusted net loss of $0.7 million ($0.00 loss per share) in 2016.
•	Cash generated from operating activities before changes in non-cash working capital was $28.2 million (2016: $8.4 million from continuing operations).
(1)	In accordance with the requirements of IFRS 5 – “Non-current assets held for sale and discontinued operations”, the Company’s China segment has been restated as a discontinued operation for the quarter ended March 31, 2016. Except where indicated, the financial and performance information presented in this MD&A for 2016 includes discontinued operations.
(2)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 8 for an explanation and discussion of these non-IFRS measures.

2

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Summarized Financial Results

Continuing Operations

For the quarter ended March 31,	2017	2016
Revenues	111.9	94.6
Gold revenues	90.5	90.5
Gold sold (ounces)	74,068	74,983
Average realized gold price ($/ounce)	1,222	1,207
Cash operating costs – gold mines ($/ounce)	466	519
Total cash costs – gold mines ($/ounce)	483	536
Gross profit from gold mining operations	37.0	32.1
Cash flow from operating activities [1]	28.2	8.4

Including Discontinued Operations

For the quarter ended March 31,	2017	2016
Revenues	111.9	164.1
Gold revenues	90.5	160.0
Gold sold (ounces)	74,068	133,467
Average realized gold price ($/ounce)	1,222	1,198
Cash operating costs – gold mines ($/ounce)	466	603
Total cash costs – gold mines ($/ounce)	483	658
All-in sustaining cash cost – gold mines ($/ounce)	791	886
Gross profit from gold mining operations	37.0	41.2
Adjusted net earnings	8.0	(0.7)
Net profit (loss) [2]	3.8	(2.5)
Earnings (loss) per share – basic ($/share) [2]	0.01	(0.00)
Earnings (loss) per share – diluted ($/share) [2]	0.01	(0.00)
(1)	Before changes in non-cash working capital.
(2)	Attributable to shareholders of the Company.

Review of Quarterly Financial Results

Profit attributable to shareholders of the Company was $3.8 million, (or $0.01 per share), compared to a loss of $2.5 million, or $nil per share in 2016. Adjusted net earnings for the quarter were $8.0 million ($0.01 per share) as compared to an adjusted net loss of $0.7 million ($nil per share) for the first quarter of 2016. The main difference between profit and adjusted earnings in the first quarter of 2017 was the $3.0 million loss recorded on finalization of the sale of the Company’s Chinese assets (see page 10 for a reconciliation of profit to adjusted earnings).

Gold sales of 74,068 ounces from continuing operations were consistent year over year, while gross profit from continuing gold mining operations increased $4.9 million due to higher gold prices and lower cash operating costs. General and administrative expenses increased $2.1 million year over year due to reorganization costs in Vancouver and Turkey. Exploration expense increased $3.2 million including $0.9 related to development of an exploration tunnel at Stratoni. Mine standby costs of $1.0 million were recorded in the first quarter of 2017 related to Vila Nova and Perama Hill (2016: $9.6 million mainly related to the temporary suspension of Skouries development from January through May). The effective tax rate of 80% was higher than an expected rate of approximately 20% to 30% due to withholding tax accruals in Turkey, foreign exchange effects, and unrecognized losses in Canada and Greece. The relative impact of these factors was approximately equal.

3

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Operations Update

 Gold Operations

Continuing Operations for the quarter ended March 31,	2017	2016
Kisladag
Ounces produced	52,644	52,376
Cash operating costs ($/ounce)	446	536
Total cash cost ($/ounce)	464	552
Sustaining capex	5.1	7.0
Efemcukuru
Ounces produced	22,528	27,516
Cash operating costs ($/ounce)	515	478
Total cash cost ($/ounce)	531	500
Sustaining capex	3.8	4.8
Olympias
Ounces produced (1)	0	2,774
Sustaining capex	0	n/a
Subtotal: Continuing Operations
Ounces produced	75,172	79,892
Cash operating costs ($/ounce)	466	519
Total cash cost ($/ounce)	483	536
Sustaining capex	8.9	11.8
Discontinued Operations for the quarter ended March 31,	2017	2016
Tanjianshan
Ounces produced	0	14,053
Cash operating costs ($/ounce)	0	852
Total cash cost ($/ounce)	0	1,083
Sustaining capex	0	0.3
Jinfeng
Ounces produced	0	25,935
Cash operating costs ($/ounce)	0	726
Total cash cost ($/ounce)	0	807
Sustaining capex	0	0.1
White Mountain
Ounces produced	0	18,335
Cash operating costs ($/ounce)	0	582
Total cash cost ($/ouce)	0	620
Sustaining capex	0	4.1
Total including Discontinued Operations
Ounces produced	75,172	138,215
Cash operating costs ($/ounce)	466	603
Total cash cost ($/ounce)	483	658
Sustaining capex	8.9	16.3
(1)	Includes production from tailings retreatment in 2016.

4

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Kisladag

Operating Data – quarter ended March 31,	2017	2016
Tonnes placed on pad	3,227,406	4,046,896
Average treated head grade (g/t Au)	1.13	0.73
Gold (ounces)
- Produced	52,644	52,376
- Sold	52,783	52,679
Cash operating costs ($/ounce)	446	536
Total cash costs ($/ounce)	464	552
Financial Data
Gold revenues	$64.4	$62.5
Depreciation and depletion	$9.4	$11.6
Gross profit from mining operations	$30.5	$21.8
Sustaining capital expenditures	$5.1	$7.0

Kisladag reported a reduction in ore tonnes to the leach pad year over year as low grade run-of-mine ore is no longer being placed on the pad. Average treated head grade and tonnes mined were higher year over year as the mine accessed higher grade ore at the bottom of the current cut back. Cash operating costs, total cash costs and gross profit improved in the first quarter as compared to the same period in 2016 due to higher average treated head grade, and reduced operating costs realized in labour and major consumables through operational improvements. Sustaining capital expenditures were lower year on year due to reduced project work.

Efemcukuru

Operating Data – quarter ended March 31,	2017	2016
Tonnes milled	115,794	116,487
Average treated head grade (g/t Au)	6.77	7.96
Average recovery rate (to concentrate)	89.4%	95.8%
Gold (ounces)
- Produced	22,528	27,516
- Sold	21,285	22,304
Cash operating costs ($/ounce)	515	478
Total cash costs ($/ounce)	531	500
Financial Data
Gold revenues	$26.2	$27.9
Depreciation and depletion	$8.3	$6.5
Gross profit from mining operations	$6.5	$10.3
Sustaining capital expenditures	$3.8	$4.8

Gold production for the quarter was lower than the first quarter of 2016 due to the lower average treated head grade and tonnes milled. Cash operating costs were higher year on year due to lower grade. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

5

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Stratoni

Operating Data – quarter ended March 31,	2017	2016
Tonnes ore processed (dry)	44,627	30,700
Pb grade	5.6%	6.4%
Zn grade	10.5%	9.0%
Tonnes of concentrate produced	11,599	7,483
Tonnes of concentrate sold	14,835	4,608
Average realized concentrate price ($/tonne)	1,197 [1]	753[1]
Cash Costs ($/tonne of concentrate sold)	811	890
Financial Data
Concentrate revenues	$17.8	$3.5
Depreciation and depletion	$0.0	$0.0
Gross profit (loss) from mining operations	$5.2	($2.1)
Sustaining capital expenditures	$0.0	$1.1

1 Average realized price includes mark to market adjustments.

Concentrate production for the first quarter was significantly higher year on year due to higher ore tonnes processed and higher zinc head grade. The mine and plant operated largely as planned in comparison to 2016 when operations were disrupted by a suspension of activities, with only two scheduled production days lost due to adverse winter weather conditions in January.

Development of the hangingwall exploration drift progressed according to plan and diamond drilling commenced from the first drill station. Extension of the main footwall access ramp below the +117m level to open up future production areas commenced in earnest in January.

Vila Nova

The Vila Nova mine and plant remained on care and maintenance during the quarter. During the quarter a total of 46,663 tonnes were sold from iron ore stockpiles. Another shipment is planned for the second quarter.

Development Projects

Olympias

Development of Olympias Phase II achieved significant progress during the quarter. The majority of installation work in the process plant, including piping and cabling, was completed, and commissioning work commenced in late March. Ore mining and processing began in April. Commercial production is expected to be achieved by the beginning of the third quarter. The Company also announced that it has received multiple tenders for significantly better concentrate sales terms for material produced beyond 2017. Under the new sales terms, gold payability rates have increased from 58% up to a maximum of 71% representing an estimated increase in payable gold production of 15,000 ounces per year.

In the underground mine 1,200 metres of mine access and infrastructure development/rehabilitation was completed during the first quarter. A total of 6,861 meters of in-fill drilling was completed to improve orebody definition, mainly in the sections of the mine scheduled for extraction during the next three to five years.

Construction of the first stage of the Kokkinolakkas tailings storage facility was slowed down by adverse weather in January and February, which delayed critical works, including liner installation and placement of the clay core in the upstream embankment. The facility is now scheduled for commissioning at the end of the second quarter. Total capital expenditure for the first quarter at Olympias was $37.1 million.

6

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Skouries

Work was restricted during the first quarter due to adverse winter weather. Earthworks, building erection and site clearing all progressed as weather allowed during the quarter. Targeted work included tailings thickener foundations and stockpile dome embankments. Engineering continued for the integrated waste management facility and the filter plant. Equipment selection for the main pressure filters for the filter plant was completed during the quarter. A total of $14.0 million was spent at Skouries.

Tocantinzinho

Installation licenses for the site, road and power line were under review by the State government during the first quarter. Basic engineering was nearly completed for the process plant. Detailed infrastructure engineering to prepare for early construction works was ongoing and is expected to be completed during the second quarter. Once all permits are received a construction decision is expected later in the year. A total of $1.9 million was spent at Tocantinzinho.

Certej

Optimization studies continued during the quarter on the metallurgical process, water and waste management and site infrastructure to support the ongoing permitting activities. These optimizations are required for the oxidative process and the optimization of waste and tailings material generated. Permitting for offsite infrastructure continued during the quarter, with work progressing on mine access roads and water supply pipelines. A total of $1.9 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

Perama Hill

Perama Hill remains on care and maintenance pending receipt of the Environmental Impact Study permit.

Exploration

Exploration activities during the quarter included reconnaissance-stage programs, drillhole targeting and drilling programs at our projects in Greece, Turkey, Romania, Serbia and Brazil. A total of 13,600 metres of exploration drilling were completed.

In Greece, the Company completed the drill-testing of the Fisoka porphyry prospect, and initiated drilling at the Tsikara porphyry prospect near Skouries. The underground resource drilling program at Mavres Petres commenced late in the quarter, targeting previously untested down-dip and along-strike projections of the orebody.

In Romania, drilling was conducted on the Certej North and Bolcana licenses, targeting the Bolcana porphyry system and related epithermal prospects on its periphery.

In Brazil, drilling programs tested both the Vulture and Parnamirim target areas within the Borborema project area in Pernambuco state. Regional geochemical sampling continued over the large Borborema project area, while at the Nazareno project, work focused on infill soil sampling, mapping, and geophysical surveys to refine targets for drilling during the second half of the year.

7

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash Operating Cost, Total Cash Cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

Reconciliation of cash operating costs to production costs for continuing operations
For the 3 months ended March 31,	2017	2016
Production costs (from consolidated income statement)	50.7	45.2
Vila Nova and Stratoni production costs	13.8	4.2
Production costs – excluding Vila Nova and Stratoni	36.9	41.0
By-product credits and other adjustments	(1.1)	(0.8)
Total cash cost	35.8	40.2
Royalty expense and production taxes	(1.3)	(1.3)
Cash operating cost	$34.5	$38.9
Gold ounces sold	74,068	74,983
Total cash cost per ounce sold	483	536
Cash operating cost per ounce sold	466	519

Reconciliation of cash operating costs to production costs (including discontinued operations for 2016)
For the 3 months ended March 31,	2017	2016
Production costs – excluding Vila Nova and Stratoni	36.9	41.0
Production costs – discontinued operations	0.0	47.7
Production costs – including discontinued operations	36.9	88.7
By-product credits and other adjustments	(1.1)	(0.8)
Total cash cost – including discontinued operations	35.8	87.9
Royalty expense and production taxes	(1.3)	(7.4)
Cash operating cost – including discontinued operations	34.5	80.5
Gold ounces sold – including discontinued operations	74,068	133,467
Total cash cost per ounce sold – including discontinued operations	483	658
Cash operating cost per ounce sold – including discontinued operations	466	603

8

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

All-in Sustaining Cash Cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs (including discontinued operations in 2016)
For the 3 months ended March 31,	2017	2016
Total cash cost – including discontinued operations	35.8	87.9
Sustaining capital spending at operating gold mines	8.9	16.3
Exploration spending at operating gold mines	0.1	1.1
General and administrative expenses	13.8	12.9
All-in sustaining cash costs – including discontinued operations	58.6	118.2
Gold ounces sold – including discontinued operations	74,068	133,467
All-in sustaining cash cost per ounce sold – including discontinued operations	791	886
(1)	Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

Cash Flow from Operations before Changes in Non-cash Working Capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

9

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) For the 3 months ended March 31,	2017	2016
Net (loss) earnings attributable to shareholders	3.8	(2.5)
Loss on disposal of assets	0.3	0.3
Loss on disposition of subsidiary	3.0	0.0
Losses (gains) on available-for-sale securities	0.0	4.3
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	2.0	(4.2)
Deferred tax recovery from gain in Other Comprehensive Income	(2.1)	0.0
Inventory write-down	0.0	1.0
Other write-down of assets	1.0	0.0
Total adjusted net earnings (loss)	8.0	(0.7)
Weighted average shares outstanding	716,587	716,587
Adjusted net earnings ($/share)	0.01	0.00

Gross Profit from Gold Mining Operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Quarterly Results

Millions (except per share amounts)

	2017	2016	2016	2016	2016	2015	2015	2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$111.9	$140.6	$174.0	$171.5	$164.1	$199.3	$211.5	$214.2
Profit (loss)(1)	$3.8	($32.5)	$20.7	($329.9)	($2.5)	($1,238.0)	($96.1)	($198.6)
Earnings (loss) per share(1)
- basic	$0.01	($0.05)	$0.03	($0.46)	($0.00)	($1.73)	($0.13)	($0.28)
- diluted	$0.01	($0.05)	$0.03	($0.46)	($0.00)	($1.73)	($0.13)	($0.28)

(1) Attributable to shareholders of the Company

Financial Condition & Liquidity

Operating Activities

Net cash provided by operating activities was $47.8 million (2016: $7.5 million, including discontinued operations). Operating activities before changes in non-cash working capital from continuing operations generated $28.2 million in cash in 2017 compared to $8.4 million in 2016.

Investing Activities

The Company invested $73.8 million in capital expenditures this year. Evaluation and development expenditures, including capitalized drilling programs, totalled $55.5 million while sustaining capital spending at our producing mines totalled $8.9 million. A total of $9.2 million in bond interest was also charged to capital projects. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, and Romania.

10

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Financing Activities

The Company paid a dividend of $10.6 million to shareholders during the first quarter.

Capital Resources

	March 31, 2017	December 31. 2016
Cash, cash equivalents and term deposits	873.9	888.5
Working capital	993.9	1,001.5
Restricted collateralized accounts	0.2	0.2
Debt – current and long-term	591.8	591.6

Management believes that the working capital at March 31, 2017, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2017 and beyond.

Contractual Obligations

As at March 31, 2017

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.5	0.3	0.4	-	1.2
Operating leases	12.5	5.3	5.1	4.8	27.7
Purchase obligations	62.9	1.0	-	-	63.9
Totals	75.9	6.6	605.5	4.8	692.8

Purchase obligations relate primarily to mine development expenditures in Greece and mine operating costs in Turkey. The table does not include interest on debt.

As at March 31, 2017, Hellas Gold (“Hellas”) had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 50,500 dry metric tonnes of zinc concentrates, 12,500 dry metric tonnes of lead/silver concentrates, and 18,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2017.

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2017 through March 2018, this amount is equal to $4.22 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

11

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

As at December 31, 2016, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 34,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2017.

Debt

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $8.2 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2017 is $615.0 million.

Equity

Common shares outstanding - as of March 31, 2017 - as of April 27, 2017	716,816,593 716,820,080
Share purchase options - as of April 27, 2017 (Weighted average exercise price per share: $6.18 Cdn)	30,425,875

Other Information

New Accounting Developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard. A detailed review will be completed during the following months of 2017. The Company does not currently expect the impact of these changes to be material.

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.
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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

The Company is currently evaluating all its equity investments that move through other comprehensive income to assess the option of electing for these investments to be recorded directly into its profit and loss results or continue recording against other comprehensive income with no profit and loss effect on sale. The company is also assessing the impact of applying hedge accounting to hedge components of non-financial items. A detailed review will be completed during the following months of 2017.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard as some of its gold sales are subject to pricing adjustments. A detailed review of contracts will be completed during the following months of 2017.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating all operating leases as it is expected that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2016 under IAS 17, the current lease standard, is disclosed within note 22 of the Company’s annual financial statements for the year ended December 31, 2016.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

Internal Controls over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three-month period ended March 31, 2017

Forward-Looking Information and Risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, outlook, and future financial and operating performance, price of gold and other commodities, cash costs targets; production and expenditures, our mineral reserve and resource estimates, our proposed exploration, development and acquisitions; our expectations as to future performance at our mines, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, estimates and opinions including things like the future price of gold and other commodities, the political, economic, permitting and legal environment in which we operate, currency exchange rates, anticipated costs and spending, production, mineral reserve and resource estimates and metallurgical recoveries, impact of acquisitions, dispositions, suspensions or delays on our business and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	volatility of global and local economic climate and geopolitical risk
•	title, permitting and licensing risks,
•	gold and other metal price and currency volatility and the impact of any hedging activities,
•	risks associated with mining operations and development,
•	risks of operating in foreign countries,
•	regulatory risks,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2017. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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